UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

# consolidated **Earnings Release**

Rio de Janeiro, April 26, 2011

contax

# 2011

1Q11

CTAX3: R$ 25.00

CTAX4: R$ 24.80

CTXNY: US$ 2.82

Market Cap: R$ 1,487 Million

March 31, 2011

**IR Contacts**

**Rodrigo Cuesta**
+55 (21) 3131-0692

**Marco Schroeder**
+55 (21) 3131-0030

ri@contax.com.br
www.contax.com.br

Contax Participações S.A. (Bovespa: CTAX3, CTAX4; OTC: CTXNY) hereby announces its results for the first quarter of 2011 (1Q11).

The financial information in this report was prepared in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil, including Brazilian corporate law and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the CVM (Brazilian Securities and Exchange Commission) applicable to the Company’s operations. The 1Q10 information presented herein was modified in relation to the previously reported figures in order to comply with IFRS, thereby ensuring better comparability with the 1Q11 figures, which are also being presented in accordance with IFRS.

Contents

About Contax	2
Highlights	3
Main Indicators	3
Financial Performance	4
Net Operating Revenue (NOR)	4
Costs and Expenses	6
EBITDA	9
Depreciation	11
Net Financial Result	12
Net Income	12
Net Cash	13
Investments (CAPEX)	13
Attachments	14
1. Income Statement	14
2. Balance Sheet	15
4. Cash Flow	16
5. EBITDA Reconciliation	17
5. Net Cash Reconciliation	17
Disclaimer	17

About Contax

Contax S.A. (“Contax”), a direct subsidiary of Contax Participações S.A., is one of the largest corporate service companies in Brazil and a leader in the contact center and debt collection industry and enjoys a rapidly growing portfolio. Contax is fast becoming the only Business Process Outsourcing (BPO) company with broad expertise in customer relationship management (CRM). By providing customized consulting services that differentiate it from competitors, Contax is an integral part of its clients’ ecosystem and delivery chain and helps them make the most of their business.

Currently, the Company operates predominantly in the customer service, debt collection, telemarketing, retention, back-office, technology services and trade marketing segments. Contax has 82 clients and its business strategy prioritizes the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities, services, government, healthcare and retail, among others. In March 2011, the Company had 91.9 thousand employees in nine Brazilian states, the Federal District and Argentina.

In addition to those of Contax S.A., the consolidated results of Contax Participações S.A. presented herein include the results of Todo Soluções em Tecnologia (Todo!), Ability Comunicação Integrada Ltda. (Ability) and Contax Sucursal Empresa Extranjera (Contax Argentina).

Highlights

  Net Operating Revenue (NOR) totaled R$624.5 million in 1Q11, 12.2% up year-on-year and 2.2% less than in 4Q10.

  EBITDA came to R$47.5 million, 26.3% down on 1Q10 and 42.2% less than in 4Q10.

  In March 2011, Contax received an additional R$80.9 million tranche of the long-term loan contracted from the Brazilian Development Bank (BNDES) in March 2010.

  On April 25, 2011, the Annual Shareholders Meeting approved the financial statements for fiscal year 2010 and the distribution of dividends totaling R$100 million.

  In April 2011, moving ahead with its internationalization strategy, Contax announced the acquisition of Allus Global BPO Center, one of the largest contact center service providers in Latin America, with operations in Argentina, Colombia and Peru and commercial activities in the United States and Spain. With this acquisition, Contax took an important step towards becoming one of the most complete global BPO (Business Process Outsourcing) providers, dedicated to supporting its clients throughout their entire customer relationship chain.

Main Indicators

					1Q11 vs.	1Q11 vs.
Quarterly Data					4Q10	1Q10
Indicators		1Q11	4Q10	1Q10	Δ %	Δ %
Net Revenues	R$ Million	624.5	638.4	556.6	-2.2%	12.2%
EBITDA	R$ Million	47.5	82.3	64.5	-42.2%	-26.3%
EBITDA Margin	(%)	7.6%	12.9%	11.6%	-5.3 p.p.	-4.0 p.p.
Net Income	R$ Million	10.3	33.9	23.5	-69.7%	-56.3%
Cash**	R$ Million	416.1	387.8	345.9	7.3%	20.3%
Debt*	R$ Million	452.3	387.1	201.4	16.8%	124.6%
Net Cash*	R$ Million	35.2	70.5	171.5	-50.1%	-79.5%
CAPEX	R$ Million	18.7	54.7	21.7	-65.8%	-13.6%
Workstations*	(units)	37,312	38,680	35,222	-3.5%	5.9%
Employees*	(units)	91,941	86,357	79,393	6.5%	15.8%
* Position at end of period
** Considers only cash and cash equivalents under current assets

Financial Performance

Quarterly Data				1Q11 vs.	1Q11 vs.
				4Q10	1Q10
R$ (Thousand)	1Q11	4Q10	1Q10	Δ%	Δ%
Net Revenues	624,548	638,436	556,647	-2.2%	12.2%
Cost of Services Rendered	(518,884)	(498,620)	(450,709)	4.1%	15.1%
Personnel	(427,091)	(403,170)	(367,166)	5.9%	16.3%
Third-party	(61,619)	(66,887)	(56,470)	-7.9%	9.1%
Rent and Insurance	(25,468)	(24,173)	(23,533)	5.4%	8.2%
Other	(4,706)	(4,389)	(3,540)	7.2%	32.9%
SG&A	(49,468)	(52,111)	(35,417)	-5.1%	39.7%
Other Oper. Inc. & Exp., net	(8,664)	(5,430)	(6,017)	59.5%	44.0%
EBITDA	47,532	82,276	64,504	-42.2%	-26.3%
Deprec. & Amort.	(30,965)	(31,578)	(29,104)	-1.9%	6.4%
EBIT	16,567	50,698	35,400	-67.3%	-53.2%
Financ. Res., net	1,018	2,476	54	n.m.	n.m.
Other Inc. & Exp., net	454	(33)	-	n.m.	n.m.
Income Before Inc.Tax.	18,038	53,141	35,454	-66.1%	-49.1%
Inc. Tax & Social Contr.	(7,578)	(19,030)	(11,871)	-60.2%	-36.2%
Minority Interest	(190)	(190)	(97)	-0.2%	95.2%
Net Income	10,270	33,920	23,486	-69.7%	-56.3%
n.m. not measured

Net Operating Revenue (NOR)

NOR totaled R$624.5 million in 1Q11, 12.2% up on 1Q10, or R$67.9 million in absolute terms, chiefly due to: i) the increased volume of operations with existing clients (R$23.8 million); ii) contractual price adjustments (R$10.0 million) which partially reflects the cost increases, iii) new business in several segments including telecommunications, finance, government, healthcare, media, industry and services (R$8.8 million); and iv) R$25.3 million in revenue from trade marketing segment (Ability).

In comparison with 4Q10, the 2.2%, or R$13.9 million, reduction was basically due to the typical seasonality of the first quarter, in which business volume is traditionally lower than in the last three months of the year.

In product terms, customer service continued to account for the majority of 1Q11 NOR, with 61.3% of the total, 2.4.p.p. down year-on-year and 0.4 p.p. less than in 4Q10. Telemarketing / retention accounted for 19.5% of NOR, 2.2 p.p. up on 1Q10 and 1.4 p.p. more than the quarter before, while debt collection accounted for 11.0% of NOR, 3.8 p.p. down on the same period last year and 0.7 p.p. less than the previous three months. The trade marketing segment (Ability) accounted for 4.0% of NOR in 1Q11, 0.2 p.p. down on 4Q10.

Costs and Expenses

				1Q11 vs.	1Q11 vs.
Quarterly Data				4Q10	1Q10
Costs and Expenses (R$ Thousand)	1Q11	4Q10	1Q10	Δ%	Δ%
Net Operating Revenue (NOR)	624,548	638,436	556,647	-2.2%	12.2%
Total Costs and Expenses	(577,016)	(556,161)	(492,143)	3.7%	17.2%
% of NOR	92.4%	87.1%	88.4%	5.3 p.p.	4.0 p.p.
Cost of Services Rendered	(518,884)	(498,620)	(450,709)	4.1%	15.1%
% of NOR	83.1%	78.1%	81.0%	5.0 p.p.	2.1 p.p.
Personnel	(427,091)	(403,170)	(367,166)	5.9%	16.3%
Third-party	(61,619)	(66,887)	(56,470)	-7.9%	9.1%
Rent and Insurance	(25,468)	(24,173)	(23,533)	5.4%	8.2%
Others	(4,706)	(4,389)	(3,540)	7.2%	32.9%
SG&A	(49,468)	(52,111)	(35,417)	-5.1%	39.7%
% of NOR	7.9%	8.2%	6.4%	-0.3 p.p.	1.5 p.p.
Other Oper. Inc. & Exp., net	(8,664)	(5,430)	(6,017)	59.5%	44.0%
% of NOR	1.4%	0.9%	1.1%	0.5 p.p.	0.3 p.p.

Costs and expenses totaled R$577.0 million in the first quarter of 2011, 17.2% up year-on-year and 3.7% higher than in 4Q10. As a percentage of NOR, the costs and expenses increased by 4.0 p.p. and 5.3 p.p., year-on-year and quarter-on-quarter respectively. This growth was primarily due to the following factors: i) increases in salaries, charges and benefits in January, not yet offset by increased revenue, given that contractual price adjustments with major clients had not yet been concluded or fell due in subsequent quarters; ii) higher personnel costs due to temporary overstaffing in certain operations, due to the conclusion of important migrations to the Northeast; iii) seasonality of the first quarter, characterized by lower business volume, in turn reducing operational productivity. In some operations, the Company decided not to go ahead with employee terminations which would normally be necessary at this time of year due to the buoyant job market, which would make it difficult, in certain locations, to rehire staff that will be needed to cope with business growth in the coming months; iv) non-recurring costs and expenses associated with the hiring of specialized third-party services to support the Company’s recently announced acquisitions, and the incidence of non-recurring fines related to non-compliance with the access indicator for an important client, whose number of inbound calls was higher than expected.

A more detailed breakdown of the Company’s costs and expenses follows below.

Cost of Services Rendered

1Q11 versus 1Q10

The Cost of Services Rendered totaled R$518.9 million in 1Q11, 15.1% or R$68.2 million up year-on-year. As a percentage-of-NOR, this item increased by 2.1 p.p., from 81.0% in 1Q10, to 83.1% in this quarter.

• Personnel: increase of R$59.9 million, or 16.3%, basically reflecting: i) the increase in the workforce due to the higher volume of services rendered (R$18.8 million); ii) the increase in salaries, charges and benefits (R$18.6 million); iii) overstaffing in certain operations, due to seasonality, as well as operation migrations and higher turnover and absenteeism in certain locations (R$6.0 million); and iv) the incorporation of the trade marketing (Ability) segment (R$16.5 million), acquired in the second half of 2010.

• Third-party Services: growth of R$5.1 million, or 9.1%, essentially due to the increase in infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance) and in specialized third-party services to support the business.

• Rent and Insurance: increase of R$1.9 million, or 8.2%, reflecting the leasing of new sites, the expansion of existing sites and contractual adjustments in the last 12 months.

1Q11 versus 4Q10

The Cost of Services Rendered increased by R$20.3 million, or 4.1%, between 4Q10 and 1Q11. As a percentage of NOR, this item increased by 5.0 p.p., from 78.1% in 4Q10, to 83.1% in this quarter.

• Personnel: growth of R$23.9 million, or 5.9%, basically reflecting the higher salaries, charges and benefits arising from the collective bargaining agreements (R$16.2 million) and the increase in the workforce (R$7.4 million) due to temporary overstaffing in certain operations, associated with seasonality, and the conclusion of certain operational migrations.

• Third-party Services: reduction of R$5.3 million, or 7.9%, mainly due to the decrease in infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance).

• Rent and Insurance: increase of R$1.3 million, or 5.4%, chiefly reflecting certain contractual adjustments.

Selling, General and Administrative Expenses

1Q11 versus 1Q10

SG&A Expenses closed 1Q11 at R$49.5 million, 39.7%, or R$14.1 million, up on 1Q10, essentially due to a one-off upturn in expenses from specialized third-party services in order to support the recently announced Company acquisitions and the incorporation of new business support expenses (trade marketing and Argentina) related to personnel, infrastructure and facilities.

1Q11 versus 4Q10

First-quarter SG&A expenses fell by R$2.6 million, or 5.1%, over 4Q10, mainly due to the reduction in infrastructure maintenance and facilities-related services.

Other Operating Revenue and Expenses

Other Operating Revenue and Expenses totaled R$8.7 million in 1Q11, R$2.6 million up on 1Q10 and R$3.2 million more than in 4Q10, fueled by increased labor contingencies due to the higher number of new lawsuits as a result of the larger workforce, and the upturn in the average amount provisioned for certain types of lawsuit.

EBITDA1

In general terms, 1Q11 EBITDA was affected by increases in salaries, charges and benefits in January, not yet offset by increased revenue, given that contractual price adjustments with major clients had not yet been concluded or fall due in subsequent quarters. In addition, overall productivity in the first quarter is negatively impacted by the seasonal reduction in volume arising from reduced activity in certain important contracting sectors, in turn reducing the number of calls in the call centers and jeopardizing the total utilization of the operators’ time. Also, in certain operations, the Company decided not to go ahead with employee terminations which would normally be necessary at this time of year due to the buoyant job market, which would make it difficult, in certain locations, to rehire staff that will be needed to cope with business growth in the coming months.

First-quarter EBITDA was further affected by non-recurring costs and expenses associated with the conclusion of important operational migrations to the Northeast, which required increased personnel, and the hiring of specialized third-party services to support the Company’s recently announced acquisitions. There was also the incidence of non-recurring fines related to non-compliance with the access indicator for an important client, whose number of inbound calls was higher than expected.

1EBITDA is net income before tax, net financial expenses, expenses with depreciation and amortization and non-operating income and expenses. EBITDA is not recognized under IRFS, does not represent cash flow in the periods presented, should not be considered an alternative to net income and is not an indicator of performance. EBITDA is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use EBITDA as an indicator of its operating performance.

First-quarter EBITDA totaled R$47.5 million, 26.3% down on 1Q10 and 42.2% less than in 4Q10, accompanied by an EBITDA margin of 7.6%, 4.0 p.p. down year-on-year and 5.3 p.p. less than the previous quarter. 2

The variations in the EBITDA margin are explained in more detail below.

In comparison with 1Q10, the EBITDA margin narrowed from 11.6% to 7.6%, the 4.0 p.p. reduction being chiefly due to:

• Loss of 1.4 p.p. due to the readjustment of salaries and benefits, partially offset by contractual price adjustments throughout 2010 and 1Q11;

• Loss of 1.0 p.p. from the reduction in productivity, mainly due to overstaffing in certain operations this quarter and the costs associated with higher staff turnover and absenteeism;

• Loss of 1.0 p.p. from non-recurring costs and expenses related to the finalization of certain important operational migrations to the Northeast, specialized third-party services to support the recently announced Company acquisitions and the incidence of non-recurring fines related to non-compliance with the access indicator for an important client, whose number of inbound calls was higher than expected.

• Loss of 0.6 p.p. from other expenses, mainly associated with labor contingencies, which were impacted in the first quarter by the higher average amount provisioned for certain types of lawsuit, together with expenses related to Contax’s operational start-up in Argentina.

* Net Adjustments: the net effect on EBITDA margin of the contractual price increases and the increases in direct costs (salaries, etc.).

The 1Q11 EBITDA margin narrowed by 5.3 p.p. over 4Q10, from 12.9% to 7.6%, mainly due to:

• Loss of 2.4 p.p. due to the readjustment of salaries and benefits, partially offset by contractual price adjustments. The final prices of the largest contracts had not yet been renegotiated, while the readjustment of other contracts fell due in later quarters and were not provisioned in revenue;

• Loss of 1.2 p.p. from the reduction in productivity, mainly due to overstaffing in certain operations and the typical first-quarter seasonal reduction in business volume;

• Loss of 1.1 p.p. from non-recurring costs and expenses related to the finalization of certain important operational migrations to the Northeast, specialized third-party services to support the recently announced Company acquisitions and the incidence of non-recurring fines for non-compliance with the access indicator for an important client, whose number of inbound calls was higher than expected.

• Loss of 0.6 p.p. from other expenses, mainly associated with labor contingencies, which were impacted in the first quarter by the higher average amount provisioned for certain types of lawsuit.

Depreciation

Depreciation came to R$31.0 million in 1Q11, 6.4%, or R$1.9 million, up on 1Q10, reflecting investments in the last 12 months to support business growth. In comparison with 4Q10, depreciation dipped by R$0.6 million, or 1.9%, due to the lower levels of fixed assets, reflecting the deceleration of the Company’s investments this quarter.

* Net Adjustments: the net effect on EBITDA margin of the contractual price increases and the increases in direct costs (salaries, etc.).

Net Financial Result

In 1Q11, the Net Financial Result was positive by R$1.0 million, R$1.0 million up on 1Q10, basically reflecting the higher interest on financial investments, given the increased volume of these investments and the higher interest available this quarter, partially offset by increased interest expenses associated with the greater volume of debt with BNDES and BNB.

In comparison with 4Q10, the Net Financial Result was R$1.5 million lower, basically reflecting the increased interest expenses associated with the greater volume of debt with BNDES and BNB.

Net Income

In 1Q11, Contax posted Net Income of R$ 10.3 million, R$13.2 million down on 1Q10, mainly due to the R$17.0 million reduction in EBITDA detailed above, and the R$1.9 million upturn in depreciation, partially offset by the R$4.3 million decline in income and social contribution taxes and the R$1.0 million improvement in the net financial result.

In comparison with 4Q10, Net Income fell by R$23.7 million or 69.7%, reflecting the R$34.7 million reduction in EBITDA detailed above and the R$1.5 million decrease in the net financial result, partially offset by the R$11.5 million decline in income and social contribution taxes and the R$0.6 million reduction in depreciation.

Net Cash2

Cash and cash equivalents closed 1Q11 at R$487.5 million, R$29.9 million, or 6.5%, up on December 2010. This increase is mainly due to net cash inflow of R$66.0 million from financing activities, partially offset by cash expenditure of R$32.8 million on the investment program. Operational cash flow this quarter was negatively impacted by the non-recurring delay in billing an important client, so that R$53.7 million, due in March, only entered the account at the beginning of April.

Gross debt totaled R$452.3 million in March 2011, R$65.2 million, or 16.8%, up on the previous quarter, reflecting the receipt of a new tranche of the BNDES loan, partially offset by the amortization of previously contracted BNDES loan installments and leasing contracts.

Net Cash closed the quarter at R$35.2 million, R$35.3 million, or 50.1%, down on the end of 4Q10 for the same reasons mentioned above.

Investments (CAPEX)

Contax invested R$18.7 million in 1Q11, 69.8% of which allocated to business growth, especially the expansion of the sites in Bahia, Pernambuco and Minas Gerais.

Investments				1Q11 vs.	1Q11 vs.
				4Q10	1Q10
R$ (Thousand)	1Q11	4Q10	1Q10	Δ%	Δ%
Growth Revenue	13,067	38,052	17,518	-65.7%	-25.4%
Reinvestments	5,568	15,797	3,815	-64.8%	46.0%
Others	78	898	326	-91.3%	-76.1%
Total Investment	18,713	54,747	21,659	-65.8%	-13.6%

42 Net Cash is calculated by substracting from cash and financial investments the balances of "loans and financing" and "leasing”. Net Cash is not recognized under IFRS, does not represent cash flow in the periods presented, should not be considered an alternative to cash and cash equivalents and is not an indicator of performance. Net Cash is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use Net Cash as an indicator of its operating and financial performance.

ATTACHMENTS

1) Consolidated Income Statement for the Period

				1Q11 vs.	1Q11 vs.
Quarterly Data				4Q10	1Q10
(R$ Thousand)	1Q11	4Q10	1Q10	Δ%	Δ%
Sales and Services Revenues	674,880	690,356	600,506	-2.2%	12.4%
Deduction from Gross Revenues	(50,332)	(51,919)	(43,859)	-3.1%	14.8%
Net Revenues	624,548	638,436	556,647	-2.2%	12.2%
Cost of Goods Sold (COGS)	(547,396)	(527,666)	(473,937)	3.7%	15.5%
Gross Profit	77,152	110,770	82,710	-30.3%	-6.7%
Operating Revenue (Expenses)	(59,114)	(57,629)	(47,256)	2.6%	25.1%
Selling Expenses	(8,438)	(7,925)	(7,487)	6.5%	12.7%
G&A Expenses	(43,483)	(46,717)	(33,806)	-6.9%	28.6%
Financial Results	1,018	2,476	54	n.m.	n.m.
Financial Revenues	11,122	11,238	6,095	-1.0%	82.5%
Financial Expenses	(10,105)	(8,761)	(6,041)	15.3%	67.3%
Other Operating Revenues	4,308	5,876	2,917	-26.7%	47.7%
Other Operating Expenses	(12,518)	(11,340)	(8,934)	10.4%	40.1%
Income Before Taxes	18,038	53,141	35,454	-66.1%	-49.1%
Income tax and Social Contribution Provision	(6,985)	(18,788)	(11,273)	-62.8%	-38.0%
Deferred Income Taxes	(593)	(242)	(598)	n.m.	n.m.
Minority Interest	(190)	(190)	(97)	n.m.	n.m.
Net Income (loss)	10,270	33,920	23,486	-69.7%	-56.3%
Number of Shares Excluding Treasury (in '000)	59,419	59,369	59,771	0.1%	-0.6%
EPS (R$)	0.17	0.57	0.39	-69.7%	-56.0%
n.m. not measured

2) Consolidated Balance Sheet

Assets	03/31/2011	12/31/2010	03/31/2010
Total Assets	1,450,731	1,378,557	1,075,752
Current Assets	682,994	602,073	507,400
Cash and equivalents	416,057	387,803	345,914
Credits (Clients)	226,822	176,302	139,781
Recoverable Taxes	13,144	7,133	3,910
Prepaid expenses and Others	26,971	30,835	17,795
Non-current Assets	767,737	776,484	568,352
Long-term Assets	254,029	252,457	142,797
Judicial Deposits	102,187	93,865	65,135
Cash Investments	71,472	69,869	27,048
Deferred and Recoverable Taxes	66,206	74,652	37,240
Credits Receivable	9,392	9,485	11,992
Restricted Cash	2,087	2,013	-
Other Assets	2,685	2,573	1,382
Fixed Assets	513,708	524,027	425,555
Investments	49,081	49,081	-
Plant, Property and Equipment	401,162	405,873	348,343
Intangible Assets	63,465	69,073	77,212
Liabilities	03/31/2011	12/31/2010	03/31/2010
Total Liabilities	1,450,731	1,378,557	1,075,752
Current Liabilities	506,705	504,476	439,272
Short-term loans & financing	84,178	69,150	63,972
Suppliers	59,062	83,160	59,628
Wages and benefits	250,150	230,569	216,337
Taxes payable	33,211	43,093	25,293
Dividends payable	28,954	28,959	32,780
Others	51,150	49,545	41,262
Long-term Liabilities	511,445	453,110	204,594
Long-term loans & financing	368,155	317,994	137,457
Provisions	96,558	88,266	66,438
Others	46,732	46,850	699
Minority Interest	2,190	2,000	1,543
Shareholders' Equity	430,391	418,971	430,343
Capital Stock	223,873	223,873	223,873
Capital reserves	14,324	14,685	13,751
Revenue reserves	118,329	118,329	109,831
Stock in treasury	(10,636)	(12,147)	(1)
Accrued Income	84,501	74,231	82,889

3) Accrued and Consolidated Cash Flow

Cash Flow (R$ Thousands)	03/31/2011	03/31/2010
Net Cash from Operating Activities	(10,093)	34,219
Net Cash Flow Generated in Operating Activities	55,821	63,623
Net Income	10,270	23,486
Depreciation and Amortization	30,962	29,104
Accrued Interest Expenses	8,037	4,559
Monetary Variation (Active) Passive, net	(2,177)	(510)
Contingencies and Other Provisions	7,149	5,950
Instrument Sheet for Share-based Compensation	797	339
Deferred income tax and social contribution tax	593	598
Non-controlling interest	190	97
(Gains (Losses) from the Sale of Fixed Assets	-	-
(Increase) Decrease in Assets and Liabilities	(65,914)	(29,404)
Increase (Decrease) in Accounts Receivable	(50,520)	(11,294)
Increase (Decrease) in Prepaid Expenses	(941)	4,428
Increase (Decrease) in Deferred Taxes	1,839	58,502
Increase (Decrease) in Other Assets	4,805	(3,573)
Increase/ (Decrease) in Payroll and Related Charges	19,581	18,519
Increase/(Decrease) in Suppliers	(24,098)	(17,405)
Increase/(Decrease) in Taxes Payable	(9,882)	(67,655)
Increase/ (Decrease) in Other Liabilities	1,336	(6,317)
Interest Paid and Financial Debt	(8,034)	(4,609)
Other	-	-
Interest Paid on Financial Debt	-	-
Net Cash used in Investing Activities	(27,345)	(33,480)
Non-current Financial Investment	-	(458)
Restricted Cash	-	-
Acquisition of Fixed Assets	(20,643)	(21,783)
Judicial Deposits	(6,702)	(11,282)
Sale of Fixed Assets	-	43
Net Cash used in Financing Activities	65,690	(12,678)
Financing Obtained	80,888	-
Financing Payments	(13,593)	(13,593)
Leasing Payments	(2,109)	(3,535)
Dividend Payments	(5)	(7)
Repurchase of Shares	509	(6,311)
Sale of Shares	-	10,768
Increase (Reduction) in Cash and Cash Equivalents	28,252	(11,939)
Cash and Cash Equivalents – Beginning of Period	387,803	357,853
Cash and Cash Equivalents – End of Period	416,057	345,914

4) EBITDA Reconciliation

				1Q11 vs.	1Q11 vs.
Quarterly Data				4Q10	1Q10
EBITDA Reconciliation (R$ Thousand)	1Q11	4Q10	1Q10	Δ%	Δ%
Net Income	10,270	33,920	23,486	-69.7%	-56.3%
(-) Minority Interest	190	190	97	n.m.	n.m.
(+) Income Tax & Social Contr.	7,578	19,030	11,871	-60.2%	-36.2%
Operating Income	18,038	53,141	35,454	-66.1%	-49.1%
(-) Other Revenues and Expenses	(454)	33	-	n.m.	n.m.
(+) Financial Expenses	10,105	8,761	6,041	15.3%	67.3%
(-) Financial Revenues	(11,122)	(11,238)	(6,095)	-1.0%	82.5%
(-) Depreciation and Amortization	30,965	31,578	29,104	-1.9%	6.4%
EBITDA	47,532	82,276	64,504	-42.2%	-26.3%
n.m. não mensurado

5) Net Cash Reconciliation

				1Q11 vs.	1Q11 vs.
Quarterly Data				4Q10	1Q10
Net Cash Reconciliation (R$ Thousand)	1Q11	4Q10	1Q10	Δ%	Δ%
(+) Cash and equivalents	416,057	387,803	345,914	7.3%	20.3%
(+) Financial Investments	71,472	69,869	24,048	2.3%	n.m.
(-) Loans & financing	(452,333)	(387,144)	(201,429)	16.8%	n.m.
Net Cash	35,196	70,528	171,533	-50.1%	-79.5%
n.m. not measured

Disclaimer

The information contained in this document relating to the business prospects, estimates of operating and financial results, and growth prospects of Contax are merely projections and as such are based exclusively on Management’s expectations concerning the future of the business. These forward-looking statements depend materially on changes in market conditions, the performance of the Brazilian economy and the industry and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.